Attachment 77.C.

Matters Submitted to a Vote of Security Holders

A special meeting of shareholders of the Investor Class shares of each of the following Funds was held on January 14, 2016, and the following matters were approved by each such Fund’s voting Investor Class shares:

Hennessy Japan Fund
To approve a distribution (Rule 12b-1) plan for the Investor Class shares of the Fund
For: 947,801.625
Against: 127,344.237
Abstain: 127,283.514
Broker Nonvotes: 185,790.000

Hennessy Japan Small Cap Fund
To approve a distribution (Rule 12b-1) plan for the Investor Class shares of the Fund
For: 824,118.174
Against: 161,208.018
Abstain: 23,193.448